UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)
DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

256743105
(CUSIP Number of Class of Securities)
Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
     This Amendment No. 1, which we refer to as the Amendment, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, which we refer to as the Statement, originally filed with the United States Securities and Exchange Commission, which we refer to as the SEC, by Dollar Thrifty Automotive Group, Inc., a Delaware corporation, which we refer to as DTG, on June 6, 2011. The Statement relates to the exchange offer by HDTMS, Inc., a Delaware corporation and a wholly owned subsidiary of Hertz Global Holdings, Inc., a Delaware corporation, which entities we refer to, respectively, as the offeror and Hertz, as disclosed in the Tender Offer Statement on Schedule TO dated May 24, 2011 (as amended or supplemented from time to time) filed by the offeror with the SEC, to exchange each of the issued and outstanding shares of DTG common stock for (i) $57.60 in cash, without interest and less any required withholding taxes, and (ii) 0.8546 shares of common stock, par value $0.01 per share, of Hertz.
     All information in the Statement is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment is being filed to reflect certain updates as reflected below.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 8. ADDITIONAL INFORMATION
     Items 7 and 8 of the Statement are hereby amended and supplemented by adding the following language:
     On August 21, 2011, DTG issued a press release announcing that it sent a letter to Hertz and Avis Budget Group, the full text of which is filed as Exhibit (a)(6) hereto and is incorporated herein by reference.
ITEM 9. EXHIBITS
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit
Number	Description
(a)(6)	Press release issued by DTG, dated August 21, 2011 (attached hereto).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC. (Registrant)

August 22, 2011	By:	/s/ H. Clifford Buster III H. Clifford Buster III
Senior Executive Vice President,
Chief Financial Officer and
Principal Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(6)	Press release issued by DTG, dated August 21, 2011 (attached hereto).